Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser. If you have recently sold or transferred all of your shares in Polestar Automotive Holding UK PLC, you should forward this document and the accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents.

The Notice of Annual General Meeting to be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom at 15:00 p.m. on 7 October 2024 is set out at the end of this document. Shareholders may submit a proxy vote using the form of proxy enclosed.

Proxymity Voting – if you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, including applicable voting cut-off time, please go to www.proxymity.io. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and condition. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service.

POLESTAR AUTOMOTIVE HOLDING UK PLC

(incorporated and registered in England and Wales under number 13624182)

NOTICE OF ANNUAL GENERAL MEETING 2024

to be held at the offices of Alston & Bird (City) LLP,

LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom

at 15:00 pm (British Summer Time) on 7 October 2024.

No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document.

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements” within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These statements include, but are not limited to, the timing of the Annual General Meeting, the presence of Directors at the Annual General Meeting, the acceptance of proxies, and the performance of information technology and other providers. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. Any forward-looking statements are based on the Company’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the performance of information technology and third-party service providers. These and other factors are discussed in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of filings that the Company makes with the SEC, including its Annual Report on Form 20-F. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. The Company undertakes no duty to update this information, expect as is required by law.

Notice to persons outside the United Kingdom

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

13 September 2024

Dear shareholders,

Polestar Automotive Holding UK PLC’s Annual General Meeting (‘AGM’) will be held at 15:00 p.m. (British Summer Time) on 7 October 2024 at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom.

During 2023, we remained focused on maintaining our exclusive brand position while navigating continued challenging and uncertain macroeconomic conditions and preparing for the next phase of our development. This work continues in 2024, as we adapt our business plan in response to increased price competition and import duties to increase resiliency and keep Polestar on track for future profitability.

The Board and I look forward to our continued engagement with you, our shareholders. The AGM is an important opportunity for the Board to request from members authority on important subjects as the Company continues on its journey as a listed entity and pursues our ambition to improve society by using design and technology to accelerate the shift to sustainable mobility.

Voting

The Notice of AGM, which follows this letter, sets out the business to be considered at the meeting. Explanatory notes on each resolution are set out on pages 5 to 8 of this document. Voting on each of the resolutions to be put to shareholders at the AGM will be conducted by a poll. This is in line with best practice and ensures a more accurate final result which reflects the voting preferences of all shareholders who have lodged a proxy vote. Please submit a proxy vote in advance of the proxy deadline. Guidance on the appointment of proxies, corporate representatives and voting can be found on page 9 of this notice.

The results of the voting will be published on the Company’s website as soon as practicable after the AGM.

External Auditor

We are seeking shareholders’ approval for the re-appointment of Deloitte LLP and Deloitte AB (together, ‘Deloitte’) as the Company’s external auditor. A full tender process was undertaken by the Polestar group in 2019, with Deloitte subsequently appointed. The Audit Committee reviewed their terms of engagement, their independence and objectivity and undertook a review of Deloitte’s effectiveness pertaining to this year’s audit process. The Audit Committee concluded that it considers Deloitte to be independent and objective in their duties and will continue to keep such matters under review. As such we are proposing Deloitte be re-appointed as the Company’s external auditor.

Election of Directors

As we have announced, I will resign from the Board of Directors at the end of my term and hand over the responsibilities as Chair of the Board of Directors to Winfried Vahland at the closing of the AGM and after his re-election as Class II Director. Winfried Vahland joined the Board as a new Director on 15 January 2024 and I am delighted that he has accepted to take on the role of Chair. The Company will benefit from his significant automotive industry experience and track-record of delivering profitable growth through a combination of successful business and product portfolio development. Carla De Geyseleer’s term is also ending at this AGM, and she has announced that she will not stand for re-election in order to focus on her executive role. Additionally, James Rowan, CEO of Volvo Cars, is transferring the Volvo Cars’ representation in the Polestar Board, effective at the closing of the AGM. I want to thank Carla De Geyseleer and James Rowan for their invaluable contributions to Polestar accompanying its transformation into a listed company.

Dr. Karl-Thomas Neumann and Winfried Vahland, the remaining Class II Directors, stand for re-election at the AGM. This is in line with article 83.2 of the Articles of Association of the Company. Additionally, three new Directors are proposed and recommended to the Board for election at the AGM in accordance with article 82 of the Articles of Association: Francesca Gamboni, Christine Gorjanc and Xiaojie (“Laura”) Shen. Francesca Gamboni, Chief Supply Chain Officer at Volvo Cars is proposed to succeed James Rowan as representative of Volvo Cars in the Board. This change of representation is thought to better reflect the relationship of the Company with Volvo Cars, which remains a major shareholder, but is more prominently a key operational partner for our vehicles. Subject to their election at the AGM, Christine Gorjanc is appointed as Chair of the Audit Committee, succeeding Carla De Geyseleer, and Laura Shen will join the Board to bring her extensive experience within the automotive industry in China, and further is appointed as member of the Audit Committee.

Further details and these Director’s Biographies can be found on pages 5 to 8 of this Notice.

Remuneration of the Chair of the Board of Directors and Audit Committee

In connection with the appointment of Winfried Vahland as Chair of the Board of Directors from the closing of this year’s AGM, the Board approved a proposed new cash compensation level of USD 500,000 per annum for the Chair with Polestar’s standard requirement to purchase shares with 50% of the net fee as per current compensation principles (the “New Chair Compensation”). However, Winfried Vahland has expressed that he would voluntarily invest 100% of his net remuneration into shares until the Company reaches a more stable financial situation. We are now seeking shareholders’ approval for the New Chair Compensation on the grounds further set out on page 8 of this Notice. This heightened compensation has been proposed by the Compensation Committee to appropriately compensate the expertise and experience brought by Winfried Vahland and the invaluable support this represents for the Company in a period of challenges.

Furthermore, the Compensation Committee also proposes an increased remuneration for the Audit Committee Chair and members of the Audit Committee in order to appropriately compensate the efforts of the Committee and its Chair in supporting the Company’s financial and control activities.

Recommendation

The Board considers that all the proposed Resolutions set out in this Notice of AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of each Resolution, as they themselves intend to do in respect of their own beneficial shareholdings in the Company.

Finally, I would like to express my gratitude to Thomas Ingenlath, who has served as the CEO of Polestar since the brand’s launch. Thomas has played an instrumental role in building Polestar into what it is today, and I and the rest of Board all wish him well in the future. At the same time, I welcome Michael Lohscheller as our new CEO and look forward to following the Company’s development under his leadership.

Yours faithfully,

Håkan Samuelsson

Chairman

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (‘AGM’) of Polestar Automotive Holding UK PLC (the ‘Company’) will be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom on 7 October 2024 at 15:00 p.m. (British Summer Time). You will be asked to consider and, if thought fit, pass the following resolutions below.

Resolutions 1 to 11 will be proposed as ordinary resolutions. For an ordinary resolution to be passed, a simple majority of the votes cast must be in favour of the resolution. Resolution 12 will be proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes cast must be in favour of the resolution.

Ordinary Resolutions

Resolution 1: Report and accounts

To receive the Company’s annual report and audited financial statements for the period ended 31 December 2023.

Resolution 2: Directors’ remuneration report

To receive and approve the Directors’ Remuneration Report for the period ended 31 December 2023.

Resolution 3: Re-election of Director

To re-elect Dr. Karl-Thomas Neumann as a Director.

Resolution 4: Re-election of Director

To re-elect Prof. Dr. hc Winfried Vahland as a Director.

Resolution 5: Election of Director

To elect Ms. Francesca Gamboni as a Director.

Resolution 6: Election of Director

To elect Ms. Christine Gorjanc as a Director.

Resolution 7: Election of Director

To elect Prof. Xiaojie (“Laura”) Shen as a Director.

Resolution 8: Remuneration of the Chair

To approve a new cash compensation level of USD 500,000 per annum for the Chair of the Board of Directors.

Resolution 9: Remuneration of the Audit Committee Chair and members

To approve an increase in the cash compensation of the Audit Committee to USD 30,000 per annum for the Audit Committee Chair and USD 15,000 per annum for the members of the Audit Committee, with retroactive effect from 1 January 2024.

Resolution 10: Reappointment of auditor

To appoint Deloitte LLP and Deloitte AB (together the “Auditor”) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders.

Resolution 11: Remuneration of auditor

To authorise the Audit Committee to determine the remuneration of the Auditor.

Special Resolutions

Resolution 12: Notice of general meetings

To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days.

on behalf of Computershare Company Secretarial Services Limited, Company Secretary

13 September 2024

Registered office

The Pavilions

Bridgwater Road

Bristol BS13 8AE

United Kingdom

Explanation of the Resolutions

Resolution 1: Report and Accounts

The Board presents the Annual Report and Financial Statements of the Company for the year ended 31 December 2023.

Resolution 2: Directors’ Remuneration Report

The Directors’ Remuneration Report can be found within the Company’s Annual Report and Financial Statements for the year ended 31 December 2023.

The vote on the Directors’ Remuneration Report is advisory in nature and therefore not binding on the Company.

Resolutions 3-4: Re-election of Directors

In accordance with the Company’s Articles of Association, the Class II Directors will stand for re-election at the AGM. Håkan Samuelsson and Carla De Geyseleer have announced their decisions to not stand for re-election.

Resolutions 3 and 4 propose the re-election by separate ordinary resolutions by the Company’s shareholders.

The Nominating and Governance Committee has reviewed the independence of each Class II Non-executive Director standing for re-election. After understanding any relationships with the Company, the Nominating and Governance Committee noted that Karl-Thomas Neumann and Winfried Vahland were independent.

The Nominating and Governance Committee has also reviewed and concluded that Karl-Thomas Neumann and Winfried Vahland, being the independent Non-Executive Directors to stand for re-election, possessed the necessary mix of skills and experience to continue to contribute effectively to the Company’s long-term sustainable success. Furthermore, notwithstanding their other appointments, the Board is satisfied that Karl-Thomas Neumann and Winfried Vahland are able to commit sufficient and appropriate time to their Board responsibilities.

Resolution 5-7: Election of Directors

The Board recommends to elect Francesca Gamboni, Christine Gorjanc and Laura Shen as Directors. The Nominating and Governance Committee has reviewed the independence of Christine Gorjanc and Laura Shen. After understanding any relationships with the Company, the Nominating and Governance Committee noted that both Christine Gorjanc and Laura Shen were independent. The Nominating and Governance Committee has also reviewed and concluded that Francesca Gamboni, Christine Gorjanc and Laura Shen, possess the necessary mix of skills and experience to contribute effectively to the Company’s long-term sustainable success. Furthermore, notwithstanding their other appointments, the Board is satisfied that Francesca Gamboni, Christine Gorjanc and Laura Shen are able to commit sufficient and appropriate time to their Board responsibilities.

The biographical details of the Directors standing for re-election and election, setting out the skills and experience that each brings to the Board, can be found below.

Dr. Karl-Thomas Neumann

Independent Non-Executive Director 1

Member of the Compensation Committee

Incoming member of the Nominating and Governance Committee

Appointed

23 June 2022

Nationality

German

Outside Interests

Karl-Thomas Neumann is the Chief Executive Officer and Founder of KTN Investment and Consulting since March 2018. He also serves as a director of indie Semiconductor, Inc. since June 2021 and as a director of South Korea based Hyundai-Mobis since March 2019, and as a member of the Advisory Board of SK-On since February 2024.

Skills and Experience

Karl-Thomas Neumann has significant executive experience in the automotive sector.

From April 2018 to June 2019, Karl-Thomas Neumann held a management position at Canoo Inc., an electric vehicles company, where his responsibilities included technology and marketing. From March 2013 to March 2018, he was Executive Vice President & President Europe for General Motors Company, where he was also a member of the GM Executive Committee. Karl-Thomas Neumann was previously with Volkswagen AG, where he was Chief Executive Officer and Vice President of Volkswagen Group China in Beijing from September 2010 to August 2012. Prior to this position, he held a number of management positions at Volkswagen, beginning in 1999 as Head of Research and Director of Electronics Strategy. From 2004 to 2009, Karl-Thomas Neumann was a member of the Executive Board at German automotive supplier Continental AG, responsible for the Automotive Systems Division. From August 2008 to September 2009, he was Chairman of the Executive Board of Continental AG. In December 2009, Karl-Thomas Neumann returned to Volkswagen AG and took over company-wide responsibility for electric propulsion. Karl-Thomas Neumann began his professional career at the Fraunhofer Institute as a research engineer before moving to Motorola Semiconductor, where he worked as an engineer and strategy director responsible for the automobile industry.

Karl-Thomas Neumann holds a Ph.D. in Microelectronics from the University of Duisburg, as well as a diploma in Electrical Engineering from the University of Dortmund.

Prof. Dr.hc Winfried Vahland

Independent Non-Executive Director1

Incoming Chair of the Board of Directors

Appointed

15 January 2024

Nationality

German

Outside Interests

Winfried Vahland currently serves as Honorary Chairman of the Supervisory Board of EuroCar AG., as well as a Member of the Supervisory Board of Proton Holdings Berhad and Vibracoustic SE.

Skills and Experience

Winfried Vahland has 40 years of broad and international experience in the automotive industry, beginning his career at Adam Opel AG in 1984 and spending 25 years holding various executive positions withing the Volkswagen Group from 1990 with his most recent position serving as CEO of Škoda from 2010 to 2015. Winfried Vahland served on the Volvo Cars Board from 2019 to 2024. He also served as Chairman of the supervisory board of Eldor Corporation S.p.A from 2016 to 2023. Winfried Vahland holds a Master’s Degree in Mechanical Engineering and Business Administration from Technical University THD Darmstadt, Germany, and a Master of Business Administration from GMI Engineering & Management Institute, Michigan, United States. He was decerned honorary doctor in Mechanical Engineering by the Dalian University of Technology in China, and in Economics by the University of Economics in Prague, Czech Republic.

The Company believes that Prof. Dr.hc Vahland is qualified to serve on the Board based on his significant experience in the automotive industry.

Ms. Francesca Gamboni

Nominee Non-Executive Director

Nationality

Italian

Outside Interests

Francesca Gamboni has served as Chief Supply Chain Officer of Volvo Cars since October 2023.

Skills and Experience

Francesca is a supply chain management expert with close to 30 years of experience in this area. Francesca has held senior and executive supply chain management positions within and outside of the automotive and mobility industry. Most recently, she served as Chief Supply Chain Officer of Accell Group, an e-bike market leader, from February 2022 to August 2023. Prior to this, she served as SVP Global Supply Chain of Stellantis from June 2016 to January 2022. Her experience in the automotive industry also includes Renault where she served as Vice President Supply Chain (June 2010 to August 2013) and General Manager Logistics (November 2007 – June 2010). Other key positions held by Francesca include her role as Nordic Operations Director of L’Oréal from September 2013 to May 2016, and Supply Chain Manager of Alcan, from February 2003 to November 2007. Francesca also has experience as member of the supervisory board in the logistics industry with GefCo (June 2016 – December 2019), and the automotive industry with Opel (December 2019 – January 2022). Francesca holds a Master of Science in Industrial Technology Engineering from Politecnico di Milano.

The Company believes that Francesca Gamboni is qualified to serve on the Board based on her significant experience in the supply chain management of the industry.

Ms. Christine Gorjanc

Nominee Independent Non-Executive Director1

Incoming Chair of the Audit Committee

Nationality

United States

Outside Interests

Christine Gorjanc serves on the board of directors and Audit Committee of Juniper Networks since 2019 and was appointed Lead Independent Director in 2023, and on the board of Forward Air since June 2024 where she serves as the Audit Committee chair.

Skills and Experience

Christine Gorjanc is an experienced Chief Financial Officer from the high growth technology sector and has served on several public and private company boards.

Christine Gorjanc served as the Chief Financial Officer of Arlo Technologies, Inc., an intelligent cloud infrastructure and mobile app platform company, from August 2018 to June 2020. Prior to her role with Arlo, she assumed the role of Chief Financial Officer of NETGEAR, Inc. in January 2008, where she previously served as the Chief Accounting Officer from December 2006 to January 2008 and Vice President, Finance from November 2005 to December 2006.

Prior to joining NETGEAR, she served in a number of roles including Vice President, Controller, Treasurer, and Assistant Secretary of Aspect Communications Corporation from September 1996 through November 2005. Christine Gorjanc served as Manager of Tax for Tandem Computers, Inc. from October 1988 through September 1996. Prior to 1996, she served in management positions at Xidex Corporation and spent eight years in public accounting.

Recently, Christine Gorjanc also served on the boards of Invitae from 2015 to August 2024 and Shapeways Holdings from April 2023 to July 2024, where she served as Audit Committee chair of both.

Christine Gorjanc holds a Bachelor of Business Administration in Accounting from the University of Texas at El Paso and a Master’s degree in Taxation from Golden Gate University.

The Company believes the Christine Gorjanc is qualified to serve on the Board based on her significant experience as a CFO and other executive financial roles in high tech and growth industries.

Prof. Xiaojie (“Laura”) Shen

Nominee Independent Non-Executive Director1

Incoming member of the Audit Committee

Nationality

Chinese

Outside Interests

Laura Shen currently serves as Chair of the China Alumni Chapter of University of New York at Buffalo and consultant of the Dean of School of Management, and as a consultant for China Auto Dealers Chamber of Commerce.

Skills and Experience

Laura Shen has 30 years of experience in the automotive sector in China with demonstrated track-record in sales performance, operational efficiencies and strategic implementation. Laura Shen joined Volkswagen Group (China) as Vice President in 2007 where she held various executive positions, including as Managing Director and Director for Volkswagen Group Import from 2021 to 2023, Head of Sales & Service Operations of Volkswagen Brand China from 2014 to 2016, Managing Director of Volkswagen Import from 2009 to 2012. She also served as Chair of Volkswagen Virtual Turntable (Beijing) Internet Information Service Co. Ltd from 2022 to June 2023. Prior to Volkswagen, Laura Shen served as Assistant President of Jiangling Motors from 1995 to 2002, and Head of Sales of BMW Brilliance from 2002 to 2007. Laura Shen holds an MBA from State University of New York at Buffalo, and a Postgraduate Diploma in ELT from Nanyang Technological University of Singapore.

The Company believes that Laura Shen is qualified to serve on the Board based on her significant experience in the automotive industry.

1 Deemed as independent under the Nasdaq listing rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Resolution 8: Remuneration of new Chair

Market benchmark data was provided to the Board by the compensation advisor Mercer. The market data shows that the current Chair compensation is within the market range for all three of Polestar’s peer groups (United Kingdom, USA and Sweden).

Most UK and Swedish benchmark peers pay Chair compensation entirely in cash. The US peers all grant restricted stock in addition to cash. To accommodate the Company’s incorporation in the UK and listing in the US, the Company’s Board remuneration is based on 50% of the net fee being used for purchasing shares.

Due to the expected increased support to Management by the succeeding Chair in challenging times for the Company, the Chair fee is proposed to be adjusted to USD 500,000 per annum with the requirement to purchase shares with 50% of the net fee as per current compensation principles (the “New Chair Compensation”). However, Winfried Vahland has expressed that he would voluntarily invest 100% of his net remuneration into shares until the Company reaches a more stable financial situation.

The Board recommends that the shareholders approve the New Chair Compensation.

Resolution 9: Remuneration of the Audit Committee Chair and members

In December 2023, upon recommendation of the Compensation Committee, the Board approved to increase the compensation of the Audit Committee to USD 30,000 per annum for the Audit Committee Chair and USD 15,000 per annum for the Audit Committee members. The rationale for this increase is to more fairly compensate the work conducted by the Audit Committee in comparison with assignments in other committees.

The Board recommends that the shareholders approve the adjusted compensation to the Audit Committee Chair and Audit Committee members, with implementation of the new compensation with retroactive effect from 1 January 2024.

Resolution 10: Appointment of auditor

The auditors of a company must be appointed or re-appointed at each general meeting at which the accounts are laid. Resolution 9 proposes, on the recommendation of the Audit Committee, the appointment of Deloitte LLP and Deloitte AB as the

Company’s auditors, until the conclusion of the next general meeting of the Company at which accounts are laid.

The Audit Committee considers the reappointment of the external auditor each year before making a recommendation to the Board. The Board recommends the reappointment of the auditors.

Resolution 11: Remuneration of auditor

The Audit Committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually; in addition, it reviews the non-audit services that the auditor provides to the group on a quarterly basis. The Board is seeking authority for the Audit Committee to fix the auditor’s remuneration.

Resolution 12: Notice of general meetings

Under the provisions in the Companies Act 2006, public companies must call general meetings (other than an annual general meeting) on at least 21 clear days’ notice unless the company:

a. has obtained shareholder approval for the holding of general meetings on 14 clear days’ notice by passing an appropriate resolution at its most recent annual general meeting; and

b. offers the facility for shareholders to vote by electronic means accessible to all shareholders.

To enable the Company to utilise the shorter notice period of 14 days for calling such general meetings, shareholders are asked to approve this resolution. The shorter notice period would not be used as a matter of routine for such meetings, but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If granted, this authority will be effective until the Company’s next annual general meeting.

Recommendation

The Board believes the proposals described above regarding the resolutions to be proposed at the AGM to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of each of the resolutions at the AGM, which the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares representing 0.10% of the issued Ordinary Shares.

Administrative notes to the Notice of Annual General Meeting

Website address

Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, is available from https://investors.polestar.com/corporate-governance/annual-general-meeting.

Entitlement to attend and vote

Only those holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Shares registered on the Company’s register of members at 6.00 p.m. (British Summer Time) on 27 August 2024 or, if this meeting is adjourned, at close of business on the day two days prior to the adjourned meeting, shall be entitled to attend and vote at the meeting.

Holders of ADSs

When is my voting entitlement fixed?

To instruct the Depositary to vote the ordinary shares represented by your ADSs at the AGM you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on 26 August 2024 (the ‘ADS Record Date’). Your voting entitlement will depend on the number of ADS’ you hold on the ADSs Record Date.

How can I attend the Annual General Meeting in person?

ADS holders cannot attend the AGM.

How can I vote the Ordinary Shares represented by my ADSs?

If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct the Depositary to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs as of the ADS Record Date an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly.

If you are an ADS holder holding via a bank, broker or nominee, you need to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines.

By when do I have to submit my ADS vote to the Depositary?

Voting instructions via ADS voting instruction card must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 2 October 2024 in the manner and at the address specified in the ADS voting instruction card.

I already voted as an ADS Holder but have changed my mind – can I change my vote?

You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card.

The ADS voting instruction card received last received by the Depositary prior to the expiration of the ADS voting period will be the one that is followed.

I hold my ADSs in a street name – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs.

Contact Details

IR Team

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9,

418 78 Göteborg,

Sweden

E-mail: ir@polestar.com

Company Secretary

Computershare Company Secretarial Services Limited

The Pavilions,

Bridgwater Road,

Bristol, BS13 8FD

United Kingdom

Tel: +44 (0) 370 702 0003

Registrar

Computershare Investor Services PLC,

The Pavilions,

Bridgwater Road,

Bristol, BS99 6ZZ

United Kingdom

Tel: +44 (0) 370 702 0003

ADS Depositary

Citibank ADS Holder Services

P.O. Box 43077

Providence,

Rhode Island, 02940-3077

USA

Tel (toll free): +1 877-CITI-ADR

Tel (outside US): 1-781-575-4555

Fax: 1-201-324-3284

E-mail: Citibank@shareholders-online.com